SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 10, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated May 10, 2016, the Company has noticed that Dolphin Netherlands B.V. ( "Dolphin") and Inversiones Financieras del Sur S.A. ( "IFISA") have agreed to make certain amendments to the terms and conditions of the financing granted dated February 10, 2015 and July 31, 2015.
The main changes include:

1. To extend the maturity for an additional 30 days from May 9, 2016, renewable automatically every 30 days for a maximum period of 180 days, keeping existing guarantees granted.
2. To increase the interest rate of Libor + 3% to 9% from February 10, 2016 onwards for the financing granted in February 2015 and from May 9, 2016 for the operation dated July 31, 2015.
3. The possibility of cancellation in kind by delivering shares of IDBD Development Corporation Ltd., at a satisfactory valuation for both parties which must be approved by the Audit Committee of the Company.

The audit committee has no objections towards this transaction

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: May 10, 2016